

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2020

Timothy D. Myers
Chief Executive Officer
Arconic Corporation
201 Isabella Street
Pittsburgh, Pennsylvania 15212

  Re: Arconic Corporation
    Registration Statement on Form S-1
    Filed April 6, 2020
    File No. 333-237573

Dear Mr. Myers:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc: Karessa L. Cain